Exhibit 99.1

Press release
ING
ING Corporate Communications
Amsterdam, 4 November 2021

ING posts 3Q2021 net result of €1,367 million

3Q2021 result before tax of €1,924 million; capital position strengthens, CET1 ratio at 15.8%

- Strong growth in fee income of 20% year-on-year, net interest income resilient.
- Operating expenses remain under control. This quarter's expenses include €180 mln provision for compensation to Dutch retail customers with certain consumer credit products.
- Risk costs remain low as overall book quality is strong.
- Resumption of capital distribution through dividends and launch of share buyback programme in October.

CEO Statement

"I'm pleased with our results in the third quarter," said ING CEO Steven van Rijswijk. "We saw continued lending growth in mortgages, whereas loan demand from businesses was influenced by the economic effects of the Covid pandemic. Even so, our commercial lending margins were slightly higher and we saw strong fee growth in account package fees, investment products and lending.

"Expenses were under control, the quarter includes a €180 million provision we took for the compensation of Dutch retail customers for past interest charges that did not sufficiently follow market rates. On risk costs, we were able to release some of the additional provisions we took earlier. Other issues are moving to the forefront for clients, like disruptions to supply chains, rising energy prices and increasing inflation. We'll continue to support our clients wherever we can. I'm grateful for our customers' loyalty, as we gained about 95,000 primary customers since the last quarter, bringing the total number of primary customers to 14.1 million.

"We aim to digitalise processes in order to increase productivity and decrease the time customers have to spend on banking. At Interhyp in Germany, the digital mortgage platform called 'HOME' is used by customers, advisors, brokers and bank partners. Today, nearly 500,000 customers use the digital self-services the platform provides. This has led to a marked decrease in manual workload for advisors and partners, and a much faster decision for customers.

"In Romania, where over 70% of our customers connect with us through their mobile device, we now have a complete digital product offering, including personal loans, insurance, investments, savings, current accounts, shopping programmes, mobile card payments and virtual cards. Our mobile sales in Romania have more than tripled since 2019.

"We continued to take steps in the third quarter to be an action leader in the fight against climate change, sharpening our target for reducing our funding to upstream oil and gas and working to set net-zero targets for the eight other sectors in our Terra approach. Many of our clients trust us as their strategic partner in achieving their sustainability and long-term growth ambitions, such as leading data-centre provider Aligned. They're taking good steps on sustainability in the area of digital infrastructure. ING has received four consecutive sustainability-related mandates from Aligned over the past 12 months, helping them issue the first data-centre sustainability-linked loan and the first green data-centre securitisation.

"We've launched a share buyback programme as we start on the path to optimise our capital while maintaining our focus on our customers. I am pleased we could return capital to our shareholders, and thank them for their understanding throughout the distribution restrictions during the pandemic.

"Our hybrid mode of working is beginning in ING countries around the world and colleagues are slowly starting to return to the office, but we need to remain vigilant until the pandemic is truly over. In the meantime, I remain grateful for everyone's flexibility and commitment."

Investor enquiries
E: investor.relations@ing.com

Press enquiries
T: +31 (0)20 576 5000
E: media.relations@ing.com

Analyst call
4 November 2021 at 9:00 am CET
+31 (0)20 341 8221 (NL)
+44 203 365 3209 (UK)
+1 866 349 6092 (US)
Live audio webcast at www.ing.com

Media call
4 November 2021 at 11:00 am CET
+31 (0)20 531 5855 (NL)
+44 203 365 3210 (UK)
Live audio webcast at www.ing.com

Business Highlights

Primary customers	Net result	CET1 ratio
14.1 mln +95,000 since 2Q2021	**€1,367 mln** +73.5% vs 3Q2020	**15.8%** +0.1%-point vs 2Q2021
Mobile-only customers	**Fee income**	**Return on equity (4-qtr rolling avg)**
50% in % of total active customers vs 47% in 2Q2021	**€882 mln** +20.2% vs 3Q2020	**8.8%** +3.7%-point vs 3Q2020

Customer experience

NPS score:
ranked #1 in 5 of 12 Retail markets

The pandemic served as a catalyst for more consumers to shift to mobile banking, and that growth continues. The number of mobile payment transactions reached 246 million in the third quarter, an increase of 17% from last quarter. The total number in the first nine months surpassed all of 2020. Of all our digital customers, 50% interacted with us via their mobile device only, with high adoption in Turkey (85%), Romania (71%) and Spain (57%).

The number of customers who choose ING as their primary bank continued to grow, especially in Germany and Poland. In Germany, a high number of customers took out consumer loans this quarter, led by improvements in the pre-approved lending process for existing customers. Those who qualify can access these loans fully digitally, instantly and easily in just a few clicks.

Sustainability

200 sustainability deals
supported by ING in first nine months 2021 (up 94% from year-earlier period)

We supported 54 sustainability deals in the third quarter, bringing this year's total to 200 deals so far. That's nearly double the number closed in the same period last year.

We're honoured to be a trusted strategic partner for clients seeking support in the energy transition. ING was sole sustainability structurer and co-manager for Aligned Data Centre's first $1.35 billion green securitisation, the first green asset-backed security ever done for data-centre providers worldwide. It's the fourth consecutive sustainability-related mandate ING received from Aligned since we did their first sustainability-linked loan last year. Another example of how we empower clients to take action against climate change is in a strategic partnership with Australia's leading energy infrastructure provider, Jemena. We helped develop a green finance framework that specifies how the company will use proceeds from green bonds and loans: on renewable energy, energy efficiency, clean transport and climate adaptation.

We continue to take steps to align our portfolio with the goal of reaching net-zero emissions by 2050. We've sharpened our target for upstream oil & gas and now aim to reduce our funding for this sector by 12% by 2025 (from 2019). We'll set targets for the other eight sectors in due course. Details on the other sectors in our Terra approach can be found in our first integrated climate report, published in September 2021.

Non-financial risk

KYC:
Strengthening our role in fighting financial economic crime

As a gatekeeper to the financial system, banks have an important role in the collective fight against financial and economic crimes. Know Your Customer (KYC) is an ongoing effort and is integrated into our daily business operations. We're continuously working to keep the bank safe, secure and compliant.

2 ING Press Release 3Q2021

3 ING Press Release 3Q2021 Consolidated Results Consolidated results 3Q2021 3Q2020 Change 2Q2021 Change 9M2021 9M2020 Change Profit or loss (in € million) Net interest income 3,388 3,329 1.8% 3,340 1.4% 10,241 10,260 - 0.2% Net fee and commission income 882 734 20.2% 855 3.2% 2,592 2,240 15.7% Investment income 74 103 - 28.2% 10 640.0% 123 144 - 14.6% Other income 304 120 153.3% 312 - 2.6% 911 824 10.6% Total income 4,648 4,286 8.4% 4,517 2.9% 13,866 13,468 3.0% Expenses excl. regulatory costs 2,565 2,502 2.5% 2,372 8.1% 7,365 7,465 - 1.3% Regulatory costs 1) 121 111 9.0% 172 - 29.7% 880 774 13.7% Operating expenses 2,685 2,613 2.8% 2,543 5.6% 8,245 8,239 0.1% Gross result 1,962 1,673 17.3% 1,973 - 0.6% 5,621 5,229 7.5% Addition to loan loss provisions 2) 39 469 - 91.7% - 91 170 2,466 - 93.1% Result before tax 1,924 1,204 59.8% 2,065 - 6.8% 5,452 2,763 97.3% Taxation 521 389 33.9% 566 - 8.0% 1,526 942 62.0% Non - controlling interests 35 27 29.6% 40 - 12.5% 94 63 49.2% Net result 1,367 788 73.5% 1,459 - 6.3% 3,832 1,757 118.1% Profitability and efficiency Interest margin 1.38% 1.38% 1.36% 1.40% 1.45% Cost/income ratio 57.8% 61.0% 56.3% 59.5% 61.2% Risk costs in bps of average customer lending 3 30 - 6 4 53 Return on equity based on IFRS - EU equity 3) 10.4% 6.0% 11.2% 9.8% 4.5% ING Group common equity Tier 1 ratio 15.8% 15.3% 15.7% 15.8% 15.3% Risk - weighted assets (end of period, in € billion) 310.5 312.3 - 0.6% 308.6 0.6% 310.5 312.3 - 0.6% Customer balances (in € billion) Customer lending 619.2 607.6 1.9% 616.3 0.5% 619.2 607.6 1.9% Customer deposits 620.1 605.6 2.4% 620.6 - 0.1% 620.1 605.6 2.4% Net core lending growth (in € billion) 4) 3.1 - 6.9 - 3.7 17.2 - 1.6 Net core deposits growth (in € billion) 4) - 0.6 3.4 4.9 12.4 33.5 1) Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes (‘DGS’) and the (European) single resolution fund (‘SRF’). 2) The amount presented in 'Addition to loan loss provisions' is equivalent to risk costs. 3) Annualised net result divided by average IFRS - EU shareholders' equity excluding reserved pro fi ts not included in CET1 capital. 4) Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run - o ﬀ portfolios. Net core deposits growth represents customer deposits adjusted for currency impacts, Treasury and run - o ﬀ portfolios. T o t al in c ome Total income was strong at €4,648 million in 3Q2021, supported by higher fee income, an improvement in net interest income and the annual dividend received from the Bank of Beijing. Net interest income was €3,388 million in 3Q2021 and included a conditional €84 million accrual for the ECB funding rate bene fi t from the TLTRO III programme under the additional special reference period, which started on 24 June 2021. In 2Q2021, a €83 million bene fi t was recorded, while 1Q2021 had included a €233 million bene fi t for the period 24 June 2020 until 31 March 2021. Excluding the aforementioned TLTRO III bene fi ts recorded in the respective periods, net interest income would have declined by €25 million compared with 3Q2020, mainly due to lower margins on liabilities, while average liability volumes increased as the Covid - 19 pandemic reduced customer spending. Net interest income on lending increased due to higher average volumes (driven by the continued growth in residential mortgages) combined with a slight improvement in the total lending margin. Net interest income was furthermore supported by higher volatile interest results in Financial Markets and higher interest results from foreign currency ratio hedging (re fl ecting higher interest rate di ﬀ erentials). Sequentially, net interest income rose by €48 million, primarily due to higher interest results from lending activities supported by higher margins, while the charging of negative interest rates partly absorbed the decline in net interest income on liabilities. 4,000 3,500 3,000 2,500 2,000 1.80 1.65 1.50 1.35 1.20 Net interest income (in € million) and net interest margin (in %) 1.48% 3,329 1.42% 1.44% 3,513 3,344 3,340 1.40% 3,388 3Q2020 4Q2020 1Q2021 2Q2021 3Q2021 Net interest income Net interest margin Net interest margin 4 - quarter rolling average 1.40% 1.38% 1.46% 1.41% 1.38% 1.36% The net interest margin improved by 2 basis points to 1.38% compared with 2Q2021. In both this and the previous quarter, the TLTRO III bene fi t contributed 3 basis points to the average net interest margin. The increase in the net interest margin was primarily caused by higher margins on lending, predominantly in Wholesale Banking. The margin on customer deposits was almost stable, supported by an increased charging of negative interest rates to clients. Net core lending growth, which is customer lending growth adjusted for currency impacts and excluding developments in

4 ING Press Release 3Q2021 Consolidated Results Treasury lending and the WUB run - o ﬀ portfolio, was €3.1 billion in 3Q2021. Net core lending growth in Retail Banking was €4.7 billion and consisted of €3.8 billion growth in residential mortgages (primarily in Germany, Poland and Spain) and €0.9 billion in other retail lending. In Wholesale Banking, net core lending growth was € - 1.6 billion. This was primarily due to Lending, re fl ecting higher repayments on short - term facilities, while growth in Daily Banking & Trade Finance provided a partial o ﬀ set. Net core deposits growth, also adjusted for the run - o ﬀ in Retail Austria and Retail Czech Republic, was € - 0.6 billion in 3Q2021 as we work on limiting the in fl ow of deposits. In Retail Banking, net core deposits growth was € - 1.9 billion. The net out fl ow was predominantly visible in Germany and Belgium and partly o ﬀ set by increases in the Netherlands and the non - eurozone countries where ING operates. Wholesale Banking recorded net core deposits growth of €1.4 billion, mainly in Payments & Cash Management. The run - o ﬀ of the remaining customer deposits portfolios in Austria and the Czech Republic is nearly completed, leading to an additional decline in customer deposits of €0.6 billion in 3Q2021. Net fee and commission income amounted to €882 million, 20.2% higher than in 3Q2020. In Retail Banking, the increase was 22.3%, mainly due to higher fee income in daily banking products, supported by higher fees for payment packages and an increasing number of payment transactions, as well as higher fees on investment products in most countries. In Wholesale Banking, year - on - year fee income increased 16.6%, notably in Daily Banking & Trade Finance. Sequentially, total fee income rose 3.2% on the already strong 2Q2021, as higher lending and daily banking fees more than compensated for lower fees in Financial Markets. Investment income was €74 million in 3Q2021 and included a €97 million annual dividend from our stake in the Bank of Beijing (versus €95 million in 3Q2020) as well as an estimated €34 million loss related to the previously announced agreement to transfer ING’s Retail Banking operations in Austria to bank99. Other income was €304 million in 3Q2021 versus €120 million in 3Q2020, which had been negatively a ﬀ ected by a €230 million impairment on ING’s equity stake in TMB. Adjusted for the impairment, other income mainly re fl ected lower positive valuation adjustments in Financial Markets. Sequentially, other income was only slightly lower, supported by higher other income in Wholesale Banking and a €25 million gain on the sale of an associate in Retail Belgium, while a €72 million receivable (due to a better - than - expected recovery of the insolvency of a fi nancial institution in the Netherlands) had been recorded in 2Q2021. Operating expenses Total operating expenses were €2,685 million. This included €121 million of regulatory costs, which increased by €10 million on 3Q2020, primarily re fl ecting a higher level of covered deposits. Compared with 2Q2021, which had included catch - ups in the deposit guarantee scheme contributions following the Greensill insolvency, regulatory costs dropped by €51 million. Furthermore, operating expenses in 3Q2021 included €233 million of incidental items. These items mainly consisted of a €180 million provision for compensation to customers on certain Dutch consumer credit products, €9 million of additional redundancy provisions and costs related to the accelerated closure of branches in the Netherlands, and a €44 million impairment on Payvision in Wholesale Banking following the announced phasing out of its services. In 3Q2020, operating expenses had included €140 million of impairments on capitalised software related to the decision to stop the Maggie project (recorded in Retail Other Challengers & Growth Markets), whereas 2Q2021 had €39 million of incidental items (re fl ecting €17 million of redundancy provisions and costs related to the closure of branches in the Netherlands, and a €22 million IT - related impairment recorded in the Corporate Line). 1,500 2,000 2,500 3,000 Operating expenses (in € million) 2,361 331 84 587 2,345 2,333 172 2,331 121 233 2,362 3Q2020 4Q2020 1Q2021 2Q2021 3Q2021 Expenses excl. regulatory costs and incidental items Regulatory costs Incidental items 111 140 223 39 Excluding regulatory costs and the aforementioned incidental items, expenses decreased 1.3% compared with 3Q2020. This was primarily due to lower expenses for third - party sta ﬀ , professional services and marketing, which more than o ﬀ set the impact of higher sta ﬀ - related expenses, mainly caused by annual salary increases. The decline was fully driven by lower costs in Retail Banking. Compared with 2Q2021, expenses excluding regulatory costs and incidental items were slightly lower as cost savings absorbed a lower VAT refund. Addition to loan loss provisions Net additions to loan loss provisions were €39 million in 3Q2021. This relatively low level was mainly caused by some net releases from collective provisions combined with limited individual Stage 3 provisioning. Addition to loan loss provisions (in € million) - 500 0 500 1,000 Risk costs in bps of average customer lending (annualised) Stage 3 - 50 0 50 100 14 - 91 39 223 208 3Q2020 4Q2020 1Q2021 2Q2021 3Q2021 2% #  9  A ',!*3"', % - oR * , ! # 1&##2 469 3 30 - 6 15

Consolidated Results

Although Covid-19 has had a negative impact on the global economy, defaults in our portfolio have been limited. This mainly reflects the quality of our loan portfolio and the impact of government support schemes. Despite strains on supply chains and spiking energy prices, economic activity continued to recover in 3Q2021 with robust GDP forecasts and improved risk indicators on our loan book. This resulted in a €96 million release of provisions (versus a €262 million release in 2Q2021), reflecting a partial release of management overlays applied in previous quarters. The release was recorded predominantly in Stage 1 and Stage 2.

Total net additions to Stage 3 provisions in 3Q2021 were €237 million (up from €173 million in the previous quarter), of which almost 60% was related to Stage 3 collective provisions and 40% to Stage 3 individual provisions. Stage 1 and Stage 2 risk costs (including off-balance-sheet provisioning) were €-198 million compared with €-265 million in 2Q2021. In addition to the partial release of management overlays, this also includes the impact of the improved quality of the loan portfolio.

Net result

ING's 3Q2021 net result was €1,367 million, or 73.5% higher than in the year-ago quarter, which had included elevated risk costs and €370 million of impairments on ING's equity stake in TMB and on capitalised software related to project Maggie. Compared with 2Q2021, the net result was 6.3% lower, as the increase in income was more than offset by the incidental cost items and the net addition in risk costs. The effective tax rate was 27.1% compared with 32.3% in 3Q2020 (when results had included a non-deductible impairment on our equity stake in TMB) and 27.4% in 2Q2021.

Return on equity ING Group (in %)


15
10
5
0
6.0
5.1
5.6
4.8
7.8
5.4
11.2
7.7
10.4
8.8
3Q2020
4Q2020
1Q2021
2Q2021
3Q2021
Return on IFRS-EU equity (quarter)
Return on IFRS-EU equity (4-quarter rolling average)

In 3Q2021, ING's return on average IFRS-EU equity was 10.4%. On a four-quarter rolling average basis, the return on ING's average IFRS-EU equity increased to 8.8% from 7.7% in the previous four-quarter rolling period. The increase was caused by a higher four-quarter rolling net result combined with a slight increase in average equity. ING's return on equity is calculated using IFRS-EU shareholders' equity after excluding 'reserved profit not included in CET1 capital', which amounts to €2,840 million as per the end of 3Q2021. This figure reflects the total of the following: the amount originally reserved for the final 2019 distribution (€1,744 million, for which a share buyback programme started on 5 October 2021) as well as 50% of the 9M2021 resilient net profit, which has been reserved for distribution in line with our policy, minus the interim dividend 2021 paid in October.

For 9M2021, resilient net profit, which is defined as net profit adjusted for significant items not linked to the normal course of business, is equal to net profit.

At the end of 3Q2021, the €1,874 million distribution paid in October (€0.48 per share) had already been transferred from shareholder's equity to other liabilities.

ING Press Release 3Q2021

5

Consolidated Balance Sheet

Consolidated balance sheet

in € million	30 Sep. 21	30 Jun. 21	31 Dec. 20
Assets			
Cash and balances with central banks	127,781	121,331	111,087
Loans and advances to banks	25,828	26,198	25,364
Financial assets at fair value through profit or loss	126,157	121,402	103,370
- trading assets	56,007	50,652	51,356
- non-trading derivatives	1,859	2,112	3,583
- designated as at fair value through profit or loss	5,843	5,421	4,126
- mandatorily at fair value through profit or loss	62,447	63,217	44,305
Financial assets at fair value through OCI	30,684	33,016	35,895
- equity securities fair value through OCI	2,321	2,434	1,862
- debt securities fair value through OCI	27,526	29,693	32,977
- loans and advances fair value through OCI	837	889	1,056
Securities at amortised cost	48,462	49,467	50,587
Loans and advances to customers	613,979	610,938	598,176
- customer lending	619,179	616,284	603,956
- provision for loan losses	-5,201	-5,347	-5,779
Investments in associates and joint ventures	1,470	1,461	1,475
Property and equipment	2,555	2,631	2,841
Intangible assets	1,246	1,315	1,394
Other assets	9,219	9,210	7,085
Assets held for sale	1,370	1,278	
Total assets	**988,751**	**978,246**	**937,275**

	30 Sep. 21	30 Jun. 21	31 Dec. 20
Liabilities			
Deposits from banks	91,166	89,134	78,098
Customer deposits	620,116	620,593	609,642
- savings accounts	322,525	330,695	336,517
- credit balances on customer accounts	273,909	268,503	256,636
- corporate deposits	21,835	20,741	15,941
- other	1,846	656	548
Financial liabilities at fair value through profit or loss	92,990	87,141	82,781
- trading liabilities	25,051	26,845	32,709
- non-trading derivatives	2,080	1,925	1,629
- designated as at fair value through profit or loss	65,859	58,370	48,444
Other liabilities	17,814	15,294	13,226
Liabilities held for sale	2,053	2,243	
Debt securities in issue	92,539	91,840	82,065
Subordinated loans	15,689	14,791	15,805
Total liabilities	**932,367**	**921,037**	**881,616**
Equity			
Shareholders' equity	55,439	56,222	54,637
Non-controlling interests	945	987	1,022
Total equity	**56,384**	**57,209**	**55,659**
Total liabilities and equity	**988,751**	**978,246**	**937,275**

Balance sheet

In 3Q2021, ING's balance sheet increased by €10.5 billion to €988.8 billion, including €1.3 billion of positive currency impacts. The increase was mainly due to higher cash and balances with central banks, higher financial assets at fair value through profit or loss, and an increase in customer lending. Partially offsetting these factors were lower financial assets at fair value through OCI and lower securities at amortised cost. The increase in customer lending was caused by further growth in residential mortgages. Other customer lending declined as growth in the Retail Challengers & Growth Markets was more than offset by the impact of prepayments on short-term facilities (predominantly in Wholesale Banking).

On the liability side of the balance sheet, the main increases were in financial liabilities at fair value through profit or loss, other liabilities (including a transfer from equity for the dividend paid in October 2021), and deposits from banks. Subordinated loans increased, reflecting $2.0 billion issuance of hybrid securities, which was partly offset by a €994 million redemption of non-CRD IV eligible securities. Customer deposits declined by €0.5 billion. Excluding the outflows of deposits in Austria and the Czech Republic, in line with ING's intention to discontinue its retail activities in these countries before the end of 2021, customer deposits increased by €0.1 billion. This reflects increases in Retail Netherlands, Wholesale Banking and in the non-eurozone retail countries where ING operates. These increases were almost fully offset by net outflows in Retail Germany and Retail Belgium following announcements on charging negative interest rates and charging higher or new fees.

At the end of September 2021, assets held for sale and liabilities held for sale consisted of portfolios to be sold to bank99 before the end of 2021, following the previously announced decision to discontinue ING's retail banking activities in Austria.

Shareholders' equity

Change in shareholders' equity

in € million	3Q2021	9M2021
Shareholders' equity beginning of period	**56,222**	**54,637**
Net result for the period	1,367	3,832
(Un)realised gains/losses fair value through OCI	-115	-157
(Un)realised other revaluations	2	-1
Change in cashflow hedge reserve	-280	-856
Change in liability credit reserve	4	21
Defined benefit remeasurement	23	52
Exchange rate differences	84	235
Change in treasury shares	2	-1
Change in employee stock options and share plans	5	24
Dividend	-1,874	-2,342
Other changes	-2	-3
Total changes	**-783**	**803**
Shareholders' equity end of period	**55,439**	**55,439**

The decrease in shareholders' equity in 3Q2021 included a transfer of €1,874 million to other liabilities for the €0.48 dividend per share paid in October 2021. Shareholders' equity declined by €783 million as the €1,874 million transfer and a €280 million negative change in the cashflow hedge reserve (mainly as a result of interest rate movements in 3Q2021) were partly offset by the quarterly net result of €1,367 million. Shareholders' equity per share decreased to €14.20 on 30 September 2021 from €14.40 on 30 June 2021.

6

ING Press Release 3Q2021

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	30 Sep. 2021	30 Jun. 2021
Shareholders' equity (parent)	55,439	56,222
- Reserved profit not included in CET1 capital[1]	-2,840	-4,031
- Other regulatory adjustments	-3,429	-3,666
Regulatory adjustments	-6,269	-7,697
Available common equity Tier 1 capital	**49,171**	48,525
Additional Tier 1 securities[2]	6,659	5,737
Regulatory adjustments additional Tier 1	49	52
Available Tier 1 capital	**55,878**	54,314
Supplementary capital - Tier 2 bonds[3]	8,346	8,336
Regulatory adjustments Tier 2	-159	-168
Available Total capital	**64,066**	62,482
Risk-weighted assets	310,528	308,581
Common equity Tier 1 ratio	**15.8%**	15.7%
Tier 1 ratio	18.0%	17.6%
Total capital ratio	20.6%	20.2%
Leverage Ratio	**5.8%**	5.7%

[1] The reserved profit not included in CET1 capital as per 30 September 2021 was €2,840 million, of which €1,096 million relates to the 9M2021 result and €1,744 million to the result of 2019.
[2] All AT1 securities are CRR/CRD IV-compliant for 3Q2021 (2Q2021: €922 million was subject to CRR/CRD IV grandfathering rules).
[3] Including €8,193 million, which is CRR/CRD IV-compliant (2Q2021: €8,183 million), and €153 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (2Q2021: €153 million).

Capital ratios

The CET1 ratio increased to 15.8% compared to the previous quarter, as higher CET1 capital was only partly offset by higher RWA. CET1 capital increased mainly due to the inclusion of €0.7 billion of interim profits.

The increase in the Tier 1 ratio (including grandfathered securities) reflects the issuance of two $1.0 billion AT1 instruments in September, partly offset by the redemption of two EUR-denominated perpetual securities that been grandfathered as AT1 capital. The increase in the Total capital ratio (including grandfathered securities) mirrors trends in the Tier 1 ratio.

The slight increase in the leverage ratio was driven by an increase in Tier 1 capital that was only partly offset by higher leverage exposure. The ECB has authorised the exclusion of certain central bank exposures (€117.6 billion) until March 2022. Without the exclusion, the leverage ratio would have been 5.2% (2Q2021: 5.1%).

Risk-weighted assets (RWA)

The increase in total RWA mainly reflects higher credit RWA.

ING Group: Composition of RWA		
in € billion	30 Sep. 2021	30 Jun. 2021
Credit RWA	270.7	266.4
Operational RWA	34.3	36.1
Market RWA	5.5	6.0
Total RWA	**310.5**	**308.6**

Excluding currency impacts, credit RWA increased by €3.5 billion, mainly driven by model impacts (€11.0 billion) reflecting the ongoing redevelopment of internal models and EBA guidelines. The increase was partly offset by, among others, a better overall profile of the loan book (€-4.3 billion), lower lending volumes (€-1.2 billion) and a decrease in equity investments (€-0.5 billion).

Lower operational RWA (€-1.8 billion) were due to regular updates to the AMA model. The decrease in market RWA (€-0.6 billion) was mainly driven by lower market positions.

Distribution

ING paid an amount of €0.48 per share on 12 October 2021, consisting of an interim dividend over 2021 (€0.21 per share) and the remaining amount originally reserved for the 2020 distribution (€0.27 per share).

In addition, on 5 October 2021 ING commenced a share buyback programme for €1,744 million to distribute the remaining amount originally reserved over 2019. The programme is expected to end no later than 5 May 2022.

In 3Q2021, ING has reserved €684 million of the quarterly net profit for distribution, reflecting our distribution policy of a 50% pay-out ratio on resilient net profit. Resilient net profit in 3Q2021 (which is defined as net profit adjusted for significant items not linked to the normal course of business) is equal to net profit as there were no adjustments to make.

At the end of 3Q2021, ING reserved €2,840 million for distribution outside of CET1 capital. This includes the remaining amount reserved over 2019 (which will be distributed via the current share buyback programme) as well as the remaining amount reserved for distribution from the 9M2021 result.

TLAC and MREL requirements

Total TLAC and MREL requirements apply to ING Group at the consolidated level of the resolution group. TLAC requirements are currently set at 21% of RWA and 6% of leverage exposure (LR). The available TLAC capacity consists of own funds and senior debt instruments issued by ING Group. As per 30 September 2021, ING Group meets the TLAC requirements.

ING Press Release 3Q2021

7

Capital, Liquidity and Funding

ING Group: TLAC requirement		
in € million	30 Sep. 2021	30 Jun. 2021
TLAC capacity	91,943	88,580
TLAC (as a percentage of RWA)	29.6%	28.7%
TLAC (as a percentage of leverage exposure)	9.6%	9.3%
TLAC surplus (shortage) based on LR	**34,456**	**31,293**
TLAC surplus (shortage) based on RWA	**26,639**	**23,686**

The preliminary MREL requirements are 27.88% of RWA and 5.97% of LR as per 1 January 2024, with intermediate requirements of 27.32% of RWA and 5.97% of LR as per 1 January 2022. The MREL requirements formally still await a joint decision by the Single Resolution Board (SRB) and the Polish resolution authority (BFG). As per 30 September 2021, ING Group already meets the new MREL requirements.

ING Group: MREL requirement (non-binding)		
in € million	30 Sep. 2021	30 Jun. 2021
MREL capacity	92,008	88,650
MREL (as a percentage of RWA)	29.6%	28.7%
MREL (as a percentage of leverage exposure)	9.6%	9.3%
MREL surplus (shortage) based on LR[1]	**34,808**	**31,650**
MREL surplus (shortage) based on RWA[1]	**7,178**	**4,340**

[1] The MREL surplus is based on the intermediate MREL requirements that will become binding as per 1 January 2022.

Liquidity and funding

In 3Q2021, the 12-month moving average LCR increased from 141% to 142% due an increase in the liquidity buffer.

LCR 12-month moving average		
in € billion	30 Sep. 2021	30 Jun. 2021
Level 1	153.3	148.1
Level 2A	4.8	4.6
Level 2B	5.0	4.1
Total HQLA	**163.0**	**156.9**
Stressed Outflow	**199.2**	**194.8**
Stressed Inflow	**84.8**	**83.3**
LCR	**142%**	**141%**

The funding mix in the third quarter of 2021 stayed largely the same as in the second quarter of 2021. A decrease in the share of retail customer deposits is observed, compensated by an increase in the share of lending and repurchase agreements.

ING Group: Loan-to-deposit ratio and funding mix		
In %	30 Sep. 2021	30 Jun. 2021
Loan-to-deposit ratio	0.99	0.98
Key figures		
Customer deposits (retail)	49%	50%
Customer deposits (corporate)	20%	20%
Lending / repurchase agreements	8%	7%
Interbank	10%	10%
CD/CP	3%	3%
Long-term senior debt	8%	8%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position decreased by €0.6 billion versus 2Q2021. The decrease was mainly caused by €3.8 billion of maturities, partially offset by €1.5 billion Senior Holdco issuance and a AUD 0.75 billion (€0.466 billion) covered bond in Australia in August.

Long-term debt maturity ladder per currency, 30 September 2021								
in € billion	Total	'21	'22	'23	'24	'25	'26	>'26
EUR	49	3	7	5	1	4	3	26
USD	17	0	4	3	1	0	2	8
Other	8	0	0	1	1	0	2	3
Total	**74**	**3**	**11**	**9**	**3**	**4**	**7**	**37**

Ratings

The ratings and outlook from S&P, Moody's, Fitch and GBB-Rating remained unchanged in the quarter.

Credit ratings of ING on 3 November 2021				
	S&P	Moody's	Fitch	GBB-Rating
ING Groep N.V.				
Issuer rating[1]				
Long-term	A-	n/a	A+	
Short-term	A-2	n/a	F1	
Outlook	Stable	Stable[2]	Negative	
Senior unsecured rating	A-	Baa1	A+	
ING Bank N.V.				
Issuer rating[1]				
Long-term	A+	Aa3	AA-	A+
Short-term	A-1	P-1	F1+	n/a
Outlook	Stable	Stable	Negative	Indeterminate
Senior unsecured rating	A+	A1	AA-	

[1] Issuer rating refers to Issuer Credit Rating for S&P, Counterparty Risk Rating for Moody's and Issuer Default rating for Fitch.
[2] Outlook refers to the senior unsecured rating.

8

ING Press Release 3Q2021

Risk Management

ING Group: Total credit outstandings[1]

In € million	Credit outstandings		Stage 2		Stage 2 ratio		Stage 3		Stage 3 ratio	
	30 Sep. 2021	30 Jun. 2021	30 Sep. 2021	30 Jun. 2021	30 Sep. 2021	30 Jun. 2021	30 Sep. 2021	30 Jun. 2021	30 Sep. 2021	30 Jun. 2021
Residential mortgages	313,722	310,919	12,073	12,042	3.8%	3.9%	3,711	3,841	1.2%	1.2%
of which Netherlands	112,185	112,259	5,710	5,776	5.1%	5.1%	708	780	0.6%	0.7%
of which Belgium	41,713	41,374	3,676	3,465	8.8%	8.4%	1,429	1,468	3.4%	3.5%
of which Germany	84,371	82,525	1,442	1,558	1.7%	1.9%	381	387	0.5%	0.5%
of which Rest of the world	75,454	74,761	1,244	1,244	1.6%	1.7%	1,193	1,205	1.6%	1.6%
Consumer lending	26,300	25,702	2,056	2,126	7.8%	8.3%	1,174	1,189	4.5%	4.6%
Business lending	97,595	97,379	12,354	13,759	12.7%	14.1%	3,308	3,474	3.4%	3.6%
of which business lending Netherlands	35,987	36,130	4,890	5,282	13.6%	14.6%	871	924	2.4%	2.6%
of which business lending Belgium	44,027	44,345	5,712	6,638	13.0%	15.0%	1,659	1,745	3.8%	3.9%
Other retail banking	63,159	63,222	681	759	1.1%	1.2%	205	200	0.3%	0.3%
Retail Banking	**500,775**	**497,222**	**27,165**	**28,686**	**5.4%**	**5.8%**	**8,398**	**8,704**	**1.7%**	**1.8%**
Lending	153,865	157,504	15,132	16,181	9.8%	10.3%	2,797	2,929	1.8%	1.9%
Daily Banking & Trade Finance	66,485	62,888	2,248	2,831	3.4%	4.5%	507	266	0.8%	0.4%
Financial Markets	5,519	7,785	8		0.1%	0.0%			0.0%	0.0%
Treasury & Other	69,773	58,852	292	286	0.4%	0.5%	93	84	0.1%	0.1%
Wholesale Banking	**295,643**	**287,029**	**17,680**	**19,299**	**6.0%**	**6.7%**	**3,396**	**3,278**	**1.1%**	**1.1%**
Total loan book	**796,418**	**784,251**	**44,844**	**47,984**	**5.6%**	**6.1%**	**11,794**	**11,982**	**1.5%**	**1.5%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance positions) and Corporate Line.

Covid-19

The third quarter of 2021 was marked by increasing vaccination rates and a further reopening of economies. ING continues to closely monitor the developments around, and the effects of, the ongoing Covid-19 pandemic.

Based on the potential economic and social implications for the countries and sectors where ING is active, mitigating actions are reviewed and adapted as necessary as we continue to support our customers during these challenging times. Our hybrid mode of working has begun in ING countries around the world and colleagues are slowly returning to the office. However, the majority of our staff is still largely working from home, supported by and equipped with the appropriate tools. A central ING team provides guidance on health and safety measures, travel advice and business continuity. As the situation differs from country to country, ING is following local government guidelines in its response to the Covid-19 pandemic.

Credit risk management

Total credit outstandings rose in the third quarter of 2021, mainly due to increases in cash and balances with central banks, Daily Banking & Trade Finance and residential mortgages in Germany, partly offset by a decrease in Wholesale Banking Lending. Stage 2 outstandings decreased, mainly within Business Lending and Wholesale Banking Lending, driven by improved credit quality and to a lesser extent the improved macroeconomic outlook. Stage 3 outstandings decreased slightly in this quarter following the improved macroeconomic outlook, partly offset by the addition to some individual files in Wholesale Banking.

In the third quarter, ING Group's stock of provisions decreased due to a partial release of management overlays combined with the improved macroeconomic outlook. The Stage 3 coverage ratio increased to 31.1%, compared to 30.2% in the previous quarter. The loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance with generally low loan-to-value ratios.

ING Group: Stock of provisions[1]

In € million	30 Sep. 2021	30 Jun. 2021	Change
Stage 1 - 12-month ECL	507	505	2
Stage 2 - Lifetime ECL not credit impaired	1,105	1,306	-201
Stage 3 - Lifetime ECL credit impaired	3,673	3,614	60
Purchased credit impaired	3	3	-0
Total	**5,288**	**5,427**	**-140**

[1] At the end of September 2021, the stock of provisions included provisions for loans and advances to central banks (€4 million), loans and advances to banks (€19 million), financial assets at FVOCI (€14 million), securities at amortised cost (€25 million), provisions for loans and advances to customers (€5,201 million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (€25 million).

Market risk

The average Value-at-Risk (VaR) for the trading portfolio decreased to €5 million from €7 million in 2Q2021. The change was mainly caused by reduced interest rate and xVA exposures.

ING Group: Consolidated VaR trading books

In € million	Minimum	Maximum	Average	Quarter-end
Foreign exchange	0	2	1	1
Equities	1	2	2	1
Interest rate	4	6	5	5
Credit spread	2	4	3	4
Diversification			-5	-6
Total VaR[1]	**4**	**6**	**5**	**4**

[1] The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on different dates.

ING Press Release 3Q2021

9

10 ING Press Release 3Q2021 Segment Reporting: Retail Banking Risk Management Non - fi nancial risk As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti - Money Laundering (AML) matters, and in the context of signi fi cantly increased attention to the prevention of fi nancial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING’s internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes. Some have also resulted in, and may continue to result in, fi ndings or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we work to improve our management of non - fi nancial risks. ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement and have fi led, or may fi le, requests for disciplinary proceedings against ING employees based on the Dutch “Banker’s oath”.

Segment Reporting: Retail Banking

Retail Benelux: Consolidated profit or loss account

	Retail Benelux			Netherlands			Belgium		
In € million	3Q2021	3Q2020	2Q2021	3Q2021	3Q2020	2Q2021	3Q2021	3Q2020	2Q2021
Profit or loss									
Net interest income	1,273	1,320	1,245	817	871	809	456	448	437
Net fee and commission income	338	273	322	197	174	194	141	99	127
Investment income	5	3	7	5	2	7	0	1	0
Other income	91	108	77	45	72	42	46	37	35
Total income	**1,706**	**1,704**	**1,651**	**1,064**	**1,119**	**1,052**	**642**	**585**	**599**
Expenses excl. regulatory costs	987	863	824	642	507	484	345	356	340
Regulatory costs	38	25	51	38	25	46	0	0	5
Operating expenses	**1,025**	**888**	**875**	**680**	**532**	**530**	**345**	**356**	**345**
Gross result	**682**	**816**	**776**	**384**	**587**	**522**	**297**	**229**	**254**
Addition to loan loss provisions	-76	184	23	-60	47	-55	-16	137	77
Result before tax	**758**	**632**	**753**	**444**	**540**	**576**	**313**	**92**	**177**
Profitability and efficiency									
Net core lending growth (in € billion)	0.1	-0.8	1.0	0.1	-1.1	0.4	-0.1	0.2	0.5
Net core deposits growth (in € billion)	0.6	0.7	2.9	1.7	1.2	4.2	-1.1	-0.5	-1.3
Cost/income ratio	60.1%	52.1%	53.0%	63.9%	47.5%	50.4%	53.7%	60.8%	57.6%
Risk costs in bps of average customer lending	-12	29	4	-16	12	-14	-7	60	35
Return on equity based on 12.5% CET1[1]	22.0%	17.2%	21.1%	24.1%	28.6%	31.5%	19.7%	5.0%	10.0%
Risk-weighted assets (end of period, in € billion)	84.4	86.8	85.3	44.1	45.2	44.7	40.3	41.5	40.6

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Netherlands

Net interest income was impacted year-on-year by lower margins on customer deposits combined with a decline in lending volumes, reflecting subdued demand. Sequentially, the net interest result was supported by higher prepayment penalties on mortgages, while the pressure from the replicating portfolio on the customer deposits margin this quarter was offset by the increased charging of negative interest rates. The TLTRO III benefit was €13 million this quarter, up from €8 million in 2Q2021. Fee income benefited from higher fees in daily banking, supported by increased fees for payment packages compared with a year ago; fees on investment products also increased.

Net core lending growth in 3Q2021 was €0.1 billion and included €0.3 billion of higher mortgage volumes, largely offset by a €0.2 billion decline in other lending. Net core deposits growth was €1.7 billion, driven by higher current account balances in the Business Banking segment.

Operating expenses in 3Q2021 included a €180 million provision for compensation to customers with certain consumer credit products, as well as €9 million of additional redundancy provisions and costs related to the accelerated closure of branches. The second quarter of 2021 had included €17 million of redundancy and restructuring costs, and 3Q2020 had included €30 million in provisions related to legal claims and branch closures. Expenses excluding regulatory costs and the aforementioned items declined by €24 million year-on-year and €14 million compared with the previous quarter. The decrease in expenses mainly reflected lower staff expenses and lower marketing costs.

Risk costs showed a net release of €60 million, as releases in the mortgage and business lending portfolios more than offset an €8 million addition related to the consumer lending portfolio.

Retail Belgium (including Luxembourg)

Net interest income was supported by higher income from mortgages and positive Treasury-related revenues. The TLTRO III benefit was €17 million this quarter, up from €10 million in 2Q2021. Net interest income on customer deposits stabilised compared with 2Q2021, supported by higher income from negative interest rate charging, but it declined compared with a year ago due to lower margins. Fee income increased, primarily in daily banking products, supported by the raising and introduction of new fees for payment packages per 1 July. Investment product fees rose year-on-year, but were somewhat lower sequentially after a successful campaign in 2Q2021. Other income increased compared with both prior periods due to a €25 million capital gain on the sale of an associate in 3Q2021.

Net core lending growth was €-0.1 billion in 3Q2021, as €0.2 billion growth in residential mortgages was offset by a €0.3 billion decrease in business lending. Net core deposits showed an outflow of €1.1 billion following the impact of lowering the threshold for negative interest rate charging and the changes in daily banking fees.

Operating expenses declined compared with both prior periods. Expenses excluding regulatory costs were €11 million lower year-on-year, mainly reflecting lower costs for professional services and IT. Sequentially, expenses excluding regulatory costs were €5 million higher, mainly due to higher KYC-related expenses, while 2Q2021 benefited from the partial release of a provision.

Risk costs showed a net release of €16 million, mainly reflecting releases in collective provisions in Stage 2, which were partly offset by Stage 3 additions for specific files.

ING Press Release 3Q2021

11

Segment Reporting: Retail Banking

Retail Challengers & Growth Markets: Consolidated profit or loss account	Retail Challengers & Growth Markets			Germany			Other Challengers & Growth Markets		
In € million	3Q2021	3Q2020	2Q2021	3Q2021	3Q2020	2Q2021	3Q2021	3Q2020	2Q2021
Profit or loss									
Net interest income	1,039	1,085	1,032	365	395	356	675	690	676
Net fee and commission income	247	206	232	115	97	108	133	109	124
Investment income	67	99	1	-32	3	0	98	96	1
Other income	92	-160	98	15	19	23	77	-179	75
Total income	**1,446**	**1,230**	**1,362**	**463**	**515**	**488**	**983**	**715**	**874**
Expenses excl. regulatory costs	747	899	769	254	253	266	493	647	503
Regulatory costs	75	74	112	20	19	49	55	55	63
Operating expenses	**822**	**973**	**881**	**274**	**272**	**315**	**548**	**702**	**566**
Gross result	**624**	**256**	**482**	**189**	**243**	**173**	**435**	**13**	**309**
Addition to loan loss provisions	96	140	35	23	26	16	72	114	19
Result before tax	**528**	**116**	**447**	**166**	**217**	**158**	**363**	**-100**	**289**
Profitability and efficiency									
Net core lending growth (in € billion)	4.7	1.9	4.4	2.2	1.4	2.2	2.5	0.5	2.2
Net core deposits growth (in € billion)	-2.5	3.8	4.4	-4.3	1.7	3.8	1.8	2.0	0.6
Cost/income ratio	56.8%	79.2%	64.6%	59.2%	52.8%	64.5%	55.7%	98.1%	64.7%
Risk costs in bps of average customer lending	19	30	7	10	12	7	28	47	8
Return on equity based on 12.5% CET1[1]	17.2%	2.4%	13.2%	11.9%	17.6%	11.4%	20.6%	-6.9%	14.3%
Risk-weighted assets (end of period, in € billion)	78.1	76.3	79.3	30.4	29.5	30.8	47.7	46.9	48.4

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Germany (including Austria)

Net interest income was supported year-on-year by a solid growth in lending income, which was offset however by continuing liability margin pressure. On a sequential basis, improved Treasury results and a higher margin on mortgages outpaced the liability margin pressure. Fee income again rose. Compared with 3Q2020, this increase was primarily due to a higher number of brokerage trades in investment products, while sequentially, fees paid to brokers were lower, reflecting seasonally lower mortgage production in ING Germany.

As previously announced, ING has reached an agreement to transfer its retail operations in Austria to bank99. This resulted in an estimated €34 million one-off loss, recorded in Investment income.

Momentum in mortgage and consumer lending asset generation continued with €2.2 billion of net core lending growth in 3Q2021, of which €1.8 billion was in mortgages. Net core deposits recorded an outflow of €4.3 billion and includes the impact of the announcement to introduce a negative interest rate to clients with liability balances above €50,000.

Operating expenses were up slightly relative to one year ago. Sequentially, expenses declined from 2Q2021, which had included a €30 million catch-up in regulatory costs following the Greensill insolvency. Expenses excluding regulatory costs decreased by €12 million from 2Q2021, which had included costs associated with the discontinuation of the retail banking activities in Austria and a one-off payment to employees related to working from home.

Risk costs were €23 million in 3Q2021, primarily reflecting model updates.

Retail Other Challengers & Growth Markets

Net interest income was supported by higher lending volumes. This partly compensated for negative currency impacts and lower margins compared with the year-ago quarter, mainly caused by the negative interest rate developments in Turkey. Sequentially, both lending and customer deposit margins stabilised. Fee income was at a high level of €133 million and increased versus both comparable quarters, mainly supported by higher fees from daily banking and investment products. Investment income included the annual dividend from the Bank of Beijing of €97 million versus €95 million in 3Q2020. Other income was on the same level as in the previous quarter, but it improved strongly from 3Q2020, which had included a €230 million impairment on ING's equity stake in TMB.

Net core lending growth was €2.5 billion in 3Q2021, mainly supported by mortgage growth in Poland, Spain and Australia, as well as business lending growth in Poland and Romania. Net customer deposits growth (excluding the Czech run-off portfolio) was €1.8 billion, fully driven by growth in the non-eurozone countries.

In 3Q2020, expenses included a €140 million impairment following the decision to stop the Maggie project, as well as a €7 million legal provision in Spain. Also adjusted for the aforementioned items, expenses excluding regulatory costs decreased 1.4% versus the previous year and 2.0% sequentially, mainly due to the discontinuation of retail activities in the Czech Republic and project Maggie.

Risk costs were €72 million and mainly reflected net additions in Spain and Poland.

12

ING Press Release 3Q2021

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account	Total Wholesale Banking		
In € million	3Q2021	3Q2020	2Q2021
Profit or loss			
Net interest income	1,042	909	1,006
Net fee and commission income	295	253	302
Investment income	3	2	2
Other income	124	210	84
Total income	**1,463**	**1,374**	**1,394**
Expenses excl. regulatory costs	700	644	656
Regulatory costs	7	8	9
Operating expenses	**707**	**652**	**665**
Gross result	**756**	**722**	**730**
Addition to loan loss provisions	19	145	-149
Result before tax	**737**	**577**	**879**
of which:			
Lending	609	381	682
Daily Banking & Trade Finance	50	85	131
Financial Markets	79	111	79
Treasury & Other	0	1	-13
Profitability and efficiency			
Net core lending growth (in € billion)	-1.6	-8.0	-9.0
Net core deposits growth (in € billion)	1.4	-1.0	-2.5
Cost/income ratio	48.3%	47.4%	47.7%
Risk costs in bps of average customer lending	4	33	-33
Return on equity based on 12.5% CET1[1]	12.1%	8.8%	14.9%
Risk-weighted assets (end of period, in € billion)	145.0	146.6	141.0

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Net interest income in 3Q2021 benefited from improved margins on lending and higher net interest income on customer deposits (reflecting higher negative interest charges), as well as higher interest results in Financial Markets and in Treasury & Other. Compared with one year ago, 3Q2021 was furthermore supported by the recognition of a €39 million conditional TLTRO III benefit. This more than compensated for lower average lending volumes. Sequentially, net interest income increased due to higher interest results in Lending (mainly higher margins) and in Financial Markets. The previous quarter included a €31 million TLTRO III benefit.

Fee income increased 16.6% year-on-year due to various fee and pricing initiatives in Payments & Cash Management (PCM), higher fee income in Trade & Commodity Finance (TCF) on the back of higher oil prices, higher deal flow in both Global Capital Markets (GCM) and Corporate Finance, as well as improved syndicated deal activity in Lending. Sequentially, fee income decreased 2.3%, as higher fee income from improved syndicated deal activity could not fully compensate for a lower deal flow in GCM, and for lower fee income in Treasury & Other and Daily Banking & Trade Finance (Securities Services).

Other income declined compared to 3Q2020 due to Financial Markets, mainly reflecting lower (positive) valuation adjustments. Sequentially, other income was higher in Lending (negative valuation adjustments in the previous quarter) and in Treasury.

Net core lending growth was €-1.6 billion in 3Q2021, including €1.0 billion of growth in Daily Banking & Trade Finance (primarily in Working Capital Solutions). This was more than offset by €-2.5 billion attributable to Lending and €-0.3 billion in Financial Markets, mainly reflecting repayments on short-term facilities. Net core customer deposits increased by €1.4 billion, mainly in PCM.

Expenses excluding regulatory costs in 3Q2021 included a €44 million impairment on Payvision (following the announced phasing out of its services) and €14 million of legal provisions compared to €18 million of legal provisions in the previous quarter and €14 million of impairments in 3Q2020. Excluding regulatory costs, the aforementioned items and currency impacts, expenses increased 1.4% compared to 3Q2020. This was mostly due to higher performance-related staff costs, higher IT expenses and increased VAT (including some impact of the Danske Bank case), partly offset by continued cost-efficiency measures. Sequentially, adjusted expenses increased 0.3%.

Risk costs amounted to €19 million in 3Q2021, including releases in collective provisions, offset by individual Stage 3 provisioning.

The 3Q2021 result before tax of Lending improved significantly year-on-year. This was driven by higher income (including the TLTRO III benefit) and lower risk costs. The TLTRO III benefit was €24 million in 3Q2021 compared with €13 million in 2Q2021.

ING Press Release 3Q2021 13

Segment Reporting: Wholesale Banking

Excluding the TLTRO III benefit, income increased both year-on-year and sequentially, mainly reflecting a higher net interest margin and higher fee income. Average customer lending, however, decreased both year-on-year and sequentially due to the repayment of short-term facilities. Expenses excluding regulatory costs remained stable compared to the previous quarter.

The quarterly result before tax of Daily Banking & Trade Finance decreased both year-on-year and sequentially. Income increased year-on-year, driven by higher PCM income (reflecting pricing and fee initiatives), higher TCF income (higher average oil prices and improved margins) and a €3 million TLTRO III benefit. The higher income was offset by elevated risk costs in the TCF business as well as a €44 million impairment on Payvision (3Q2020 had included €12 million) and higher legal provisions. Sequentially, income was in line with the previous quarter.

The result before tax of Financial Markets decreased year-on-year. This was mainly due to lower positive valuation adjustments, which were partly compensated by a €12 million TLTRO III benefit as well as higher deal flow in GCM. Sequentially, income decreased slightly as lower income in GCM and FM Trading (primarily in Commodity products), was mostly compensated by increased positive valuation adjustments.

Treasury & Other recorded a break-even result before tax in 3Q2021 versus €1 million in 3Q2020. Income improved year-on-year, reflecting higher Corporate Finance fees and some one-off revenues from the Real Estate run-off portfolio. This was offset by higher risk costs and higher IT and VAT expenses. Sequentially, the result before tax improved by €13 million, mainly reflecting higher Treasury capital gains and the aforementioned income on the Real Estate run-off portfolio, while expenses declined as 2Q2021 included €14 million of legal provisions. These impacts were partly offset by higher risk costs.

14

ING Press Release 3Q2021

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account			
In € million	3Q2021	3Q2020	2Q2021
Profit or loss			
Net interest income	34	15	56
Net fee and commission income	1	2	0
Investment income	0	0	0
Other income	-3	-39	52
Total income	**32**	**-22**	**109**
Expenses excl. regulatory costs	131	95	123
Regulatory costs	0	5	0
Operating expenses	**131**	**100**	**123**
Gross result	**-99**	**-122**	**-14**
Addition to loan loss provisions	0	0	0
Result before tax	**-99**	**-122**	**-14**
of which:			
Income on capital surplus	5	-7	-1
Foreign currency ratio hedging	72	55	71
Other Group Treasury	-67	-67	-40
Group Treasury	10	-20	31
Other Corporate Line	-109	-102	-45

Total income in the Corporate Line was €32 million and included an initial €7 million funding rate benefit related to TLTRO III versus €32 million in 2Q2021. The remaining benefit from TLTRO III has been recorded in the net interest income of the respective business segments.

Year-on-year, total income increased, mainly due to higher results from foreign currency ratio hedging and lower legacy funding costs resulting from the replacement of short-term funding with long-term funding during 2012 and 2013. The second quarter of 2021 included the recognition of a €72 million receivable related to the insolvency of a Dutch financial institution; this has been reported in other income.

Operating expenses in 3Q2021 increased versus both comparable quarters, partly due to higher expenses from shared service centres following a shift in allocations between quarters, and compared with 2Q2021 to a lower VAT refund. The increase compared with 3Q2020 was also due to higher shareholder expenses following a change in the allocation of group overhead expenses in the fourth quarter of 2020; this impact was largely offset by a lower allocation of group overhead expenses in the business lines.

ING Press Release 3Q2021 15

Share information	3Q2021	2Q2021	1Q2021	4Q2020	3Q2020
Shares (in millions, end of period)					
Total number of shares	3,904.1	3,904.0	3,904.0	3,900.7	3,900.6
- Treasury shares	0.4	0.7	0.7	0.6	1.5
- Shares outstanding	3,903.6	3,903.3	3,903.4	3,900.1	3,899.2
Average number of shares	3,903.5	3,903.4	3,900.4	3,899.8	3,900.0
Share price (in euros)					
End of period	12.57	11.14	10.43	7.64	6.06
High	12.66	11.65	10.61	8.60	7.17
Low	10.08	10.10	7.30	5.76	5.87
Net result per share (in euros)	0.35	0.37	0.26	0.19	0.20
Shareholders' equity per share (end of period in euros)	14.20	14.40	14.10	14.01	13.90
Distribution per share (in euros)	-	0.48	-	0.12	-
Price/earnings ratio[1]	10.8	10.9	14.4	12.0	9.0
Price/book ratio	0.88	0.77	0.74	0.55	0.44

[1] Four-quarter rolling average.

Financial calendar	
Publication results 4Q2021	Thursday, 3 February 2022
Publication 2021 ING Group Annual Report	Thursday, 10 March 2022
2022 Annual General Meeting	Monday, 25 April 2022
Ex-date for final dividend 2021 (Euronext Amsterdam)[1]	Wednesday, 27 April 2022
Record date for final dividend 2021 entitlement (Euronext Amsterdam)[1]	Thursday, 28 April 2022
Record date for final dividend 2021 entitlement (NYSE)[1]	Thursday, 28 April 2022
Publication results 1Q2022	Friday, 6 May 2022
Payment date final dividend 2021 (Euronext Amsterdam)[1]	Monday, 9 May 2022
Payment date final dividend 2021 (NYSE)[1]	Monday, 9 May 2022
ING Investor Day	Monday, 13 June 2022
Publication results 2Q2022	Thursday, 4 August 2022
Ex-date for interim dividend in 2022 (Euronext Amsterdam)[1]	Monday, 8 August 2022
Record date for interim dividend in 2022 entitlement (Euronext Amsterdam)[1]	Tuesday, 9 August 2022
Record date for interim dividend in 2022 entitlement (NYSE)[1]	Monday, 15 August 2022
Payment date interim dividend in 2022 (Euronext Amsterdam)[1]	Monday, 15 August 2022
Payment date interim dividend in 2022 (NYSE)[1]	Monday, 22 August 2022
Publication results 3Q2022	Thursday, 3 November 2022

[1] Only if any dividend is paid. All dates are provisional.

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 57,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, evidenced by ING's leading position in sector benchmarks. ING's ESG rating by MSCI was upgraded to 'AA' in December 2020. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell. In January 2021, ING received an ESG evaluation score of 83 ('strong') from S&P Global Ratings.

Further information

All publications related to ING's 3Q2021 results can be found at www.ing.com/3q2021, including a video with CEO Steven van Rijswijk. The 'ING on Air' video is also available on YouTube.

Additional financial information is available at www.ing.com/ir:
- ING Group Historical Trend Data
- ING Group Analyst presentation (also available via SlideShare)
- ING Group Credit Update presentation

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos, videos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.

16 ING Press Release 3Q2021

Important legal information

Elements of this press release contain or may contain information about ING Groep N.V. and / or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

ING Group's annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU'). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2020 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING's core markets, including changes affecting currency exchange rates (2) the effects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING's business and operations and on ING's employees, customers and counterparties (3) changes affecting interest rate levels (4) any default of a major market participant and related market disruption (5) changes in performance of financial markets, including in Europe and developing markets (6) political instability and fiscal uncertainty in Europe and the United States (7) discontinuation of or changes in 'benchmark' indices (8) inflation and deflation in our principal markets (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (10) failures of banks falling under the scope of state compensation schemes (11) non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions, (also among members of the group) (15) regulatory consequences of the United Kingdom's withdrawal from the European Union, including authorizations and equivalence decisions (16) ING's ability to meet minimum capital and other prudential regulatory requirements (17) changes in regulation of US commodities and derivatives businesses of ING and its customers (18) application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities (19) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers who feel mislead and other conduct issues (20) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA (21) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business (22) risks and challenges related to cybercrime including the effects of cyber-attacks and changes in legislation and regulation related to cybersecurity and data privacy (23) changes in general competitive factors, including ability to increase or maintain market share (24) the inability to protect our intellectual property and infringement claims by third parties (25) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (26) changes in credit ratings (27) business, operational, regulatory, reputation and other risks and challenges in connection with climate change (28) inability to attract and retain key personnel (29) future liabilities under defined benefit retirement plans (30) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (31) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (32) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

ING Press Release 3Q2021 17